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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EBH Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6525 E 82nd Street - Suite 209
(No. and Street)

Indianapolis	Indiana	46250
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Whittlesey — 317 594-0023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stan Whittlesey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EBH Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TERESA ANN GAISER
Tipton County
My Commission Expires
June 13, 2021

NOTARY PUBLIC
NOTARY SEAL
STATE OF INDIANA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, Indiana 47909
765-237-9185 thomasfaustcpa2@gmail.com

Board of Directors
EBH Securities, Inc.

In connection with my audit of the financial statements and supplemental information of EBH Securities, Inc.(the "Firm") for the year ended December 31, 2019, I will issue my report thereon dated February 28, 2020. Professional standards require that I provide you with the following information related to my audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of engagement letter, I will advise management about the appropriateness of accounting policies and their application. The Firm's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted, and the application of existing accounting policies was not changed the year ended December 31, 2019. I noted no transactions entered into by the Firm during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Firm's financial condition and results, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Firm during the year ended December 31, 2019 in its financial statements are described in Note 1 to the financial statements and relate to the policies the Firm uses to account for accounting policies and procedures.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Firm's critical accounting estimate(s) are described in the notes to the financial statements

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Firm or that otherwise appear to be unusual due to their timing, size or nature. I noted no significant unusual transactions during my audit.

Related-Party Relationships and Transactions

As part of my audit, I evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. I noted no related parties or related-party relationships or transactions that were previously undisclosed to me; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Firm's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. My responsibility under professional standards is to evaluate the qualitative aspects of the Firm's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of my evaluation and my conclusions to you. I have determined that the Firm has established and maintains proper policies and procedures to produce quality financial reports and financial reporting.

Uncorrected and Corrected Misstatements

Professional standards require me to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. I found none during my audit procedures. If I did identify such misstatements, I would have presented a schedule that summarizes the uncorrected misstatements to management and any corrected misstatements, other than those that would be clearly trivial, that, in my judgment, may not have been detected except through my auditing procedures. In my judgment, I identified no misstatements that should have been corrected, either individually or in the aggregate, that would indicate matters that could have a significant effect on the Firm's financial reporting process.

Auditor's Report

In connection with the audit of the financial statements, I have provided you a draft of my auditor's report.

Exceptions to Exemption Provisions

In connection with my review of the Firm's Exemption Report, I did not identify any exceptions to the exemption provisions that would cause the Firm's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. I am pleased to report that no disagreements with management arose during the course of my audit.

Difficulties Encountered in Performing the Audit

I encountered no significant difficulties in dealing with management in performing and completing my audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Firm presents in the audit report various supplemental information, that accompanies the financial statements. I subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on my audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of the Firm and is not intended to be, and should not be, used by anyone other than these specified parties.

Thomas Faust, CPA
Lafayette, Indiana
February 28, 2020

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-8195 thomasfaustcpa2@gmail.com

Where to file instructions.

Signed and notarized copies should be mailed to the following SEC addresses in time to arrive not later than 60 days after your fiscal year end of December 31, 2019.

Principal Office of the SEC (2 copies);

SEC Headquarters
Securities and Exchange Commission Registration Branch
Mail Stop 8031 – 100 F Street, NE
Washington, DC 20549

Regional Office of the SEC (1 copy);

Chicago Regional Office
ATTN: (your Regional Director's Name)
175 W. Jackson Boulevard – Suite 900
Chicago, IL 60604

A pdf copy of your audited financial statements needs to be submitted to FINRA through the Firm Gateway annual audit electronic submission interface – not later than 60 days after your fiscal year end of December 31, 2019. You will need my PCAOB number of 6479. I am registered as Thomas Faust, CPA.

You may need to submit a signed and notarized copy of the audit to SIPC.

You may also need to submit signed and notarized audit reports to the state regulator of states that you are registered in or operate in.

Sincerely,

Thomas Faust, CPA
Lafayette, Indiana

EBH Securities, Inc.

Report on Audit of Financial Statements

December 31, 2019

THOMAS FAUST, CPA
Certified Public Accountant

EBH SECURITIES, INC

TABLE OF CONTENTS

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
EBH Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of EBH Securities, Inc., as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of EBH Securities, Inc. as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of EBH Securities, Inc.'s management. My responsibility is to express an opinion on EBH Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to EBH Securities, Inc., in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information For Possession or Control Requirements Under Rule 15c3-3of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of EBH Securities, Inc.'s financial statements. The supplemental information is the responsibility of EBH Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information For Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC

d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 28, 2020

EBH SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2019

ASSETS		
Cash and cash equivalents	$	8,848
Accounts receivable		5
TOTAL ASSETS	$	8,853
LIABILITIES		
Commissions payable		5
TOTAL LIABILITIES		5
STOCKHOLDER'S EQUITY		
Common Stock (no par value, 1,000 shares authorized 500 share issued and outstanding)	$	7,849
Additional Paid in Capital		17,572
Retained Earnings		(16,573)
TOTAL STOCKHOLDER'S EQUITY		8,848
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	8,853

The accompanying notes are integral part of the financial statements.

EBH SECURITIES, INC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE	
Revenue from sale of investment company shares	$ 41,397
Other revenue	66,199
TOTAL REVENUE	107,596
EXPENSES	
Employee compensation and benefits	57,887
Occupancy	4,271
Professional fees	7,672
Other operating expenses	37,604
TOTAL EXPENSES	107,434
Net Income (Loss)	$ 162

The accompanying notes are integral part of the financial statements.

EBH SECURITIES, INC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

Stockholder's Equity - Beginning Balance	$	8,686
Net income		162
plus Shareholder Contributions		-
less Shareholder Distributions		-
Stockholder's Equity - Ending Balance	$	8,848

The accompanying notes are integral part of the financial statements.

EBH SECURITIES, INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	162
(Increase) decrease in operating assets:		
Accounts receivable		584
Increase (decrease) in operating liabilities:		
Commission payable		(396)
Net Cash Provided by (Used in) Operating Activities		350
CASH FLOWS FROM INVESTING ACTIVITIES		
Contributions from stockholder		-
Net Cash Provided by (Used in) Investing Activities		-
Net increase (decrease) in cash		350
Cash - beginning of year		8,498
Cash - end of year	$	8,848
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Cash paid for:		
Income Taxes	$	-
Interest	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—EBH Securities, Inc., is a limited-purpose, registered broker dealer under the examining authority of the Financial Industry Regulatory Authority (FINRA). As a securities broker dealer, the Firm is engaged as a wholesaler of variable life insurance products, annuities and mutual fund. The Firm earns revenue from commission fees on transactions in these products. The Firm maintains no physical securities, client cash or margin accounts.

b. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2019.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Basis of Presentation and Method of Accounting—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP'), and presented on the accrual basis method of accounting.

g. Revenue Recognition—The Firm recognized and records commissions and other income on a trade-date basis. Revenue consists of commissions and 12b-1 fees on mutual funds and annuities.

In May 2014, FASB issued ASU 2014-19, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

NOTE 3: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2019, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 4: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2019, the Firm's net capital was $8,848 which was $3,848 in excess its minimum net capital requirement of $5,000. The Firm also had Net Capital in excess of the greater of 10% of aggregate indebtedness ($5) or 120% of the minimum net capital requirement ($6,000) of $2,848 as of December 31, 2019.

NOTE 6: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

EBH SECURITIES, INC

SCHEDULE I: COMPUTATION OF NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

As of December 31, 2019

SCHEDULE I: COMPUTATION OF NET CAPITAL UNER RULE 15c3-1

Total ownership equity from Statement of Financial Condition	$	8,848
less nonallowable assets from Statement of Financial Condition		-
Total ownership equity qualified for Net Capital	$	8,848
Haircuts on securities		-
Net Capital	$	8,848
Aggregate indebtedness	$	401
Net Capital required based on aggregate indebtedness (6-2/3%)		5

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer	5,000
Excess net capital	3,848

COMPUTATION OF AGGREGATE INDEBTEDNESS

(a) - 10% of total aggregate indebtedness	40
(b) - 120% of minimum net capital requirements	6,000
Net Capital less the greater of (a) or (b)	2,848
Percentage of Aggregate Indebtedness to Net Capital	4.53%

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2019, there were no material differences between audited net capital, above, and net capital reported in the Firm's Part II (unaudited) FOCUS report.

EBH SECURITIES, INC.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2019

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

EBH Securities, Inc. is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(1).

EBH SECURITIES, INC.
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2019

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

EBH Securities, Inc. is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(1).

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
EBH Securities, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) EBH Securities, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(1), and (2) EBH Securities, Inc. stated that EBH Securities, Inc. has met this exemption provision throughout the year ended December 31, 2019 without exception. EBH Securities, Inc.'s management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 28, 2020

EBH SECURITIES, INC.
6525 E 82ND STREET – SUITE 209
INDIANAPOLIS, IN 462504

EXEMPTION STATEMENT REGARDING RULE 15c3-3

EBH Securities, Inc. (CRD# 36592, SEC# 8-47352) is a $5,000 minimum net capital non-carry, non-clearing broker/dealer and is exempt from reserve requirement, with exemptions, according to Rule 15c3-3 (k) (1) "Limited business (mutual funds and/or variable annuities only)".

EBH Securities, Inc., has met this exemption provision throughout the year ended December 31, 2019 without exception.

EBH Securities, Inc., has followed all the rules and regulation of Rule 15c3-3 throughout the year ended December 31, 2019.

Sincerely,

EBH Securities, Inc. Stan
Whittlesey, President
February 23, 2020